SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

                     Name of Issuer: HF Financial Corporation

          Title of Class of Securities:  Common Stock, Par $.01

                            CUSIP Number: 404172 108

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 404172 108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Firstar Bank of Minnesota, N.A.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [ ]
(b)  [x]

3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Domestic Corporation (National Bank)

NUMBER OF    5.  SOLE VOTING POWER

 SHARES          None

BENEFICIALLY 6.  SHARED VOTING POWER

  OWNED BY       None

    EACH     7.  SOLE DISPOSITIVE POWER

  REPORTING      205,105

   PERSON    8.  SHARED DISPOSITIVE POWER

    WITH         None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,105 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7%

12.  TYPE OF REPORTING PERSON*

BK


Item 1(a).  Name of Issuer:

HF Financial Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

225 South Main Avenue
Sioux Falls, South Dakota 57102

Item 2(a).  Name of Person Filing:

Firstar Bank of Minnesota, N.A.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

101 East Fifth Street
St. Paul, Minnesota 55101

Item 2(c).  Citizenship:

U.S. Domestic Corporation (National Bank)

Item 2(d).  Title of Class of Securities:

Common Stock, Par $.01

Item 2(e).  CUSIP Number:

404172 108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [X]  Bank as defined in section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership:

(a)  Amount Beneficially Owned as of December 31, 1997:

205,105 shares

(b)  Percent of Class:

7%

(c)  Number of Shares as to which such person has:


(i)  sole power to vote or to direct the vote:

None*

(ii)  shared power to vote or to direct to the vote:

None

(iii)  sole power to dispose or to direct the disposition of:

205,105 shares

(iv)  shared power to dispose or to direct the disposition of:

None

*The filing person is trustee of the HF Financial Corp. Employee Stock Ownership and Savings Trust (the "Trust"), established pursuant to the HF Financial Corp. Employee Stock Ownership and Savings Plan (the "Plan").
The provisions of the Trust give participants the right to direct the trustee as to the manner in which allocated shares of HF Financial Corp. common stock ("Employer Stock") is voted, and direct the Trustee to vote unallocated shares of Employer Stock, and allocated shares for which no instructions are received from participants, in the same ratio as allocated shares with respect to which instructions are received. Based on such provision, the filing person would deem itself to have sole voting authority for purposes of this filing over all unallocated shares. However, the Plan differs with the Trust provision on voting Employer Stock, and provides that the Board of Directors of HF Financial Corp. has exclusive power, authority and responsibility for directing Trustee in determining how un allocated and allocated but undirected shares of Employer Stock are voted. Based upon advice of Plan counsel, the filing person has determined that the Plan provision controls, and deems such provision to leave it with no voting authority over shares of
Employer Stock held in the Trust for purposes of this filing.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights d
o not extend to shares constituting more than 5% of the class.

HF Financial Corp. Employee Stock Ownership and Savings Trust

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

FIRSTAR BANK OF MINNESOTA, N.A.


By:  /s/ Howard H. Hopwood

Name/Title:  Howard H. Hopwood, Cashier